

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 24, 2007

Ms. Beth B. Hood
North American Galvanizing & Coatings, Inc.
5314 S. Yale Avenue
Suite 1000
Tulsa, Oklahoma 74135

RE: North American Galvanizing & Coatings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed February 10, 2006
File # 1-3920

Dear Ms. Hood:

We have reviewed your response letter dated December 29, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Note (1) – Summary of Significant Accounting Policies, Revenue Recognition, page FS-21

1. We have reviewed your response to our prior comment two. Please clarify for us how delivery terms are specified in your agreements. In this regard, please tell us if the delivery terms are mutually agreed to at the outset of an arrangement or if they are determined after the product inspection has been completed and explain how you have considered the impact of these terms on your revenue recognition policy. In addition, please tell us if you charge storage fees to customers that leave their products for several weeks. If applicable, tell us, and disclose, when and how these fees are recognized. If you do not charge storage fees, please explain to us how you have determined that a portion of your service fee is not related to storage.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief